Exhibit 99.2

PERDIGÃO S.A.
A PUBLICLY HELD COMPANY
CNPJ/MF n.º 01,838,723/0001-27

RELEVANT FACT

Pursuant to CVM Instruction 358 of January 3, 2002, Perdigão S.A. announces that PDA Distribuidora de Alimentos Ltda. (“PDA”), a corporation indirectly controlled by Perdigão S.A., has acquired 51% of the capital stock of Batávia S/A Indústria de Alimentos (“Batávia”), subject to the effective transfer of shares mentioned in item 3 below.

PDA, Batávia, Cooperativa Central de Laticínios do Paraná Ltda. (“CCLPL”), Cooperativa Central Agromilk (“CCA” and, jointly with CCLPL, the “Cooperatives”) and Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”) have concluded a series of transactions under which:

1.             PDA has acquired from Parmalat at a price of R$101,000,000.00 (one hundred and one million reais), 73,542,000 common shares issued by Batávia and held by Parmalat and the totality of the equipment that to the present time has been leased free of charge by Parmalat to Batávia;

2.             PDA has acquired from the Cooperatives, for the total price of R$8,700,000.00 (eight million, seven hundred thousand reais), 5,000,000 (five million) common nominative shares issued by Batavia and held by the said Cooperatives.

3.             The implementation and conclusion of the operations described in items 1 and 2 above are subject to compliance with the suspensive conditions in the documents relative to the transactions.

São Paulo May 26, 2006

Wang Wei Chang
Chief Financial Officer